UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Joby Aviation, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

G65163 100
(CUSIP Number)

Yoshihide Moriyama
Toyota Motor Corporation
1 Toyota cho, Toyota City Aichi 471-8571 Japan
+81-565-28-2121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G65163 100	Page 2 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Toyota Motor Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,871,831
	8	SHARED VOTING POWER 5,880,780*
	9	SOLE DISPOSITIVE POWER 72,871,831
	10	SHARED DISPOSITIVE POWER 5,880,780*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,752,611*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Includes (i) 5,813,286 Common Shares of the Issuer issued to TVF (as defined herein) and (ii) 67,494 Common Shares of the Issuer issued to TVPF (as defined herein), in each case pursuant to the Merger Agreement (as defined herein). See Item 3. TMC (as defined herein) has voting and dispositive power of the Common Shares held by TVF and TVPF and therefore may be deemed to be the beneficial owner of such Common Shares.

** This percentage is calculated based upon 716,142,677 Common Shares issued and outstanding of the Issuer as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment”) amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on August 20, 2021 (the “Original Statement”), which relates to the shares of common stock, par value $0.0001 per share (the “Common Shares”), of Joby Aviation, Inc. (the “Issuer” or “Joby”). Except as otherwise described herein, the information contained in the Original Statement remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Statement.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended solely to amend and restate the list of Covered Persons on Schedule A hereto, which schedule is incorporated into this Item 2 by reference.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented as follows:

On October 1, 2024, the Issuer entered into a stock purchase agreement (the “2024 Stock Purchase Agreement”) with TMC, providing for the issuance and sale by the Issuer to TMC in a private placement of up to an aggregate of 99,403,579 Common Shares at a purchase price of $5.03 per share, upon the terms and subject to the conditions set forth in the 2024 Stock Purchase Agreement (the “Private Placement”). The Private Placement is structured in two equal tranches of approximately $250.0 million each. The Issuer will use the proceeds from the Common Shares to support Joby’s certification efforts and commercial production of its electric air taxi.

The closing of the first tranche (the “Initial Closing”) and the closing of the second tranche (the “Additional Closing”) contemplated by the 2024 Stock Purchase Agreement are subject to certain customary conditions set forth in the 2024 Stock Purchase Agreement. The Initial Closing is subject to conditions including, but not limited to: (i) the satisfaction of certain regulatory approvals or clearances, including with respect to the Committee on Foreign Investment in the United States and under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder; (ii) the adoption of certain changes to the provisions of Joby’s amended and restated bylaws concerning the ownership of common stock by non-citizens of the United States (the “Foreign Ownership Requirement”); (iii) the authorization by Joby’s board of directors of certain changes to Article XIV of Joby’s amended and restated certificate of incorporation concerning the Foreign Ownership Requirement (the “Charter Amendment”), subject to approval by the stockholders of Joby at Joby’s annual meeting in 2025; (iv) the execution of an amendment and restatement of the Amended and Restated Collaboration Agreement, dated August 30, 2019, between Joby and TMC; (v) the execution of a services agreement between Joby and TMC; and (vi) certain other customary closing conditions. The Additional Closing is subject to conditions including, but not limited to: (i) the execution of a strategic alliance agreement relating to, among other things, manufacturing arrangements, between Joby and TMC; (ii) the approval of the Charter Amendment by the stockholders of Joby at Joby’s annual meeting in 2025; and (iii) certain other customary closing conditions. The agreements to be entered into in connection with such conditions are subject to the receipt of regulatory approvals, the parties negotiating and entering into definitive agreements and the conditions included within the applicable definitive documents.

Pursuant to the 2024 Stock Purchase Agreement, Joby shall, no later than the earlier of (i) 30 days after the date of the Additional Closing or (ii) September 30, 2025, file with the SEC a registration statement on Form S-3/ASR, or such other form as required to effect a registration covering the resale of the Registrable Shares (as defined in the 2024 Stock Purchase Agreement). TMC has certain demand registration rights and piggyback registration rights pursuant to the terms of the 2024 Stock Purchase Agreement.

All funds for any Common Shares purchased by TMC pursuant to the 2024 Stock Purchase Agreement will be obtained from the working capital of TMC.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

Item 3 summarizes certain provisions of the 2024 Stock Purchase Agreement and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended and restated as follows:

(a) The aggregate number of Common Shares to which this Amendment relates is 78,752,611 Common Shares as of the date hereof. Based on 716,142,677 Common Shares outstanding (as described in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024), the Common Shares reported on this Amendment represent approximately 11.0% of the Issuer’s outstanding Common Shares. Of the 78,752,611 Common Shares to which this Amendment relates, (i) 72,871,831 Common Shares are held of record by TMC, (ii) 5,813,286 Common Shares are held of record by Toyota A.I. Ventures Fund I, L.P., a limited partnership formed under the laws of Delaware (“TVF”), and (iii) 67,494 Common Shares are held of record by Toyota A.I. Ventures Parallel Fund I-A, L.P., a limited partnership formed under the laws of Delaware (“TVPF”). TMC owns 100% of the manager and each of the general partners of both TVF and TVPF. As such, TMC may be deemed to beneficially own 78,752,611 Common Shares as it has voting and dispositive control over the Common Shares held by TVF and TVPF.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Statement is hereby amended and restated in its entirety as follows:

On the terms and subject to the conditions set forth in the Memorandum of Understanding (“MOU”) dated February 23, 2021, between the Issuer and TMC, TMC will be entitled to appoint (i) one director to the Issuer Board and (ii) one non-voting observer to the Issuer Board, in each case until such time as the termination of the MOU. The foregoing appointments shall expire on the anniversary of the date on which TMC and its affiliates no longer beneficially own at least 50% of the total Joby shares held by TMC and its affiliates immediately following the Merger.

In connection with the closing of the Business Combination, the Issuer, the Reporting Person and certain other stockholders entered into lock-up agreements (the “Lock-up Agreements”) pursuant to which the Reporting Person is contractually restricted from selling or transferring any Common Shares (the “Lock-up Shares”) for certain periods of time. Such lock-up restrictions began on August 10, 2021 (the “Closing”) and expire in tranches of 20% of the total Lock-up Shares so restricted at each of (i) the earlier of (x) the one year anniversary of Closing or (y) the date on which the last reported sale price of the Common Shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, (ii) the two-year anniversary of the Closing, (iii) the three-year anniversary of the Closing, (iv) the four-year anniversary of the Closing and (v) the five-year anniversary of the Closing. Further, if the Issuer completes a transaction that results in a change of control, the Lock-up Shares are released from restriction immediately prior to such change of control.

In connection with the closing of the Business Combination, the Issuer, the Reporting Person, and certain other stockholders of the Issuer and RTP entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). As required under the Registration Rights Agreement, the Issuer filed a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement. Certain Joby stockholders and RTP stockholders, including the Reporting Person, may each request to sell all or any portion of their registrable securities in an underwritten offering up to two times in any 12-month period, so long as the total offering price is reasonably expected to exceed $100.0 million. The Issuer also agreed to provide “piggyback” registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

Pursuant to the 2024 Stock Purchase Agreement, the Issuer agreed to file a shelf registration statement on Form S-3/ASR, or such other form as required, no later than the earlier of (i) 30 calendar days after the date of the Additional Closing, or (ii) September 30, 2025, to effect a registration covering the resale of the Registrable Shares (as defined in the 2024 Stock Purchase Agreement). The Reporting Person may request to sell all or any portion of their Registrable Shares in an underwritten offering, block trade, at the market or similar offering so long as the aggregate offering value of the Registrable Shares to be sold in such offering is (i) equal to at least $50 million or (ii) covers all remaining Registrable Shares held by TMC. The Issuer also agreed to provide “piggyback” registration rights, subject to certain requirements and customary conditions. The 2024 Stock Purchase Agreement also provides that the Issuer will indemnify the Reporting Person against certain liabilities.

Item 3 summarizes certain provisions of the 2024 Stock Purchase Agreement and is incorporated herein by reference.

The foregoing descriptions of the MOU, Lock-up Agreement, Registration Rights Agreement and 2024 Stock Purchase Agreement are qualified in their entirety by reference to each agreement, copies of which are filed as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated by reference in this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.5	Stock Purchase Agreement, dated as of October 1, 2024, by and between Joby Aviation, Inc. and Toyota Motor Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 2, 2024).
99.6	Power of attorney, dated October 2, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2024

TOYOTA MOTOR CORPORATION

By:	/s/ Masahiro Yamamoto
Name: Masahiro Yamamoto
Title: Chief Officer, Accounting Group

SCHEDULE A

With respect to TMC, the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each executive officer and director of TMC is set forth below. For each such executive officer and director, the business address is c/o Toyota Motor Corporation, 1 Toyota cho, Toyota City, Aichi 471-8571 Japan.

Directors of TMC

Name	Present Principal Occupation or Employment	Citizenship
Akio Toyoda	Chairman of the Board of Directors	Japan
Shigeru Hayakawa	Vice Chairman of the Board of Directors	Japan
Koji Sato	President, Member of the Board of Directors	Japan
Hiroki Nakajima	Member of the Board of Directors	Japan
Yoichi Miyazaki	Member of the Board of Directors	Japan
Simon Humphries	Member of the Board of Directors	United Kingdom
Ikuro Sugawara	Member of the Board of Directors	Japan
Sir Philip Craven	Member of the Board of Directors	United Kingdom
Masahiko Oshima	Member of the Board of Directors	Japan
Emi Osono	Member of the Board of Directors	Japan
Takeshi Shirane	Audit & Supervisory Board Member	Japan
Masahide Yasuda	Audit & Supervisory Board Member	Japan
Katsuyuki Ogura	Audit & Supervisory Board Member	Japan
George Olcott	Audit & Supervisory Board Member	United Kingdom
Catherine O’Connell	Audit & Supervisory Board Member	New Zealand
Hiromi Osada	Audit & Supervisory Board Member	Japan

Executive Officers of TMC

Name	Present Principal Occupation or Employment	Citizenship
Koji Sato	President, Operating Officer	Japan
Hiroki Nakajima	Executive Vice President, Operating Officer	Japan
Yoichi Miyazaki	Executive Vice President, Operating Officer	Japan
Tetsuo Ogawa	Operating Officer	Japan
Tatsuro Ueda	Operating Officer	Japan
Jun Nagata	Operating Officer	Japan
Simon Humphries	Operating Officer	United Kingdom
Kazuaki Shingo	Operating Officer	Japan